Exhibit 5.02

EMPLOYMENT AGREEMENT

THIS AGREEMENT is made on the 1st day of November, 2009, between TURBINE TRUCK ENGINES, INC., a Nevada Corporation, authorized to transact business in Florida, (“Employer”), and MAGDY ATTIA as its Chief Technology Officer (“Employee”).

RECITALS

A. Employer is a Nevada corporation authorized to transact business in Florida that develops products and services which it retains, offers for sale, or licenses to third parties.

B. Employee is an individual who has knowledge and abilities useful to Employer.

C. Employer desires to engage the services of Employee, and Employee is willing to work for Employer.

NOW, THEREFORE, in consideration of the mutual promises between the parties, they agree as follows:

1. Recitals. The recitals as stated in the preamble are true and correct.

2. Term of Employment. Employer agrees to employ Employee from 11/1/2009 (“Contract Date”) until 11/1/2010 (“Termination Date”). In the event that the Employer desires to renew the Employees employment, the Employer shall, on or before forty-five (45) days prior to the annual Contract Date, outline the proposed compensation package for Employee for the coming year. In the event that the parties cannot agree on the compensation package, this Agreement will terminate at the contract Anniversary date with no further action on either party. Other termination provisions are contained in paragraph 7.

3. Duties. During the term of this Agreement, Employee shall devote a sufficient amount of Employee’s time, skill, and experience to manage the Employer as its Chief Technology Officer. This is an executive management position. Employee shall have all the usual powers of a chief technology officer of a similar business. The Parties hereby understand that Employee operates and will continue to operate an engineering company and works as a professor at and will continue to work as a professor at Embry-Riddle Aeronautical University, among other activities. These other activities will not interfere with Employee’s duties. The Parties shall maintain an open relationship with clear communication and clear determination of duties.

4. Compensation. During the initial term of this Agreement, Employer agrees to pay Employee the following compensation:

Employee shall be paid a salary of Twenty Four Thousand ($24,000) Dollars per year, payable in Quarterly increments. Employee agrees to allow such salary to be accrued if determined by the Board of Directors to be necessary to assist in cash flow. Employee is entitled to a bonus in the form of stock issuance in the amount of 300,000 shares, based upon the current number of shares authorized, which is approximately twenty five Million (25,000,000) shares (the “Stock Bonus”). The number of shares shall be adjusted, if necessary, such that the monetary value of the shares does not exceed Three Hundred Thousand ($300,000) Dollars. In the event that the number of authorized shares is altered, pursuant to stock splits, initial public offerings, or other activity, the number of shares to be granted to Employee shall be adjusted proportionately. Employee has a vested right in the stock at the start of each contract term. The Stock Bonus will be issued by the Employer quarterly with the Employee’s salary.

The Parties agree that Employer will perform a periodic review of Employee’s performance, not less often than annually, and Employee’s compensation will be evaluated at least annually. In the event that the Parties cannot agree on any subsequent years compensation package prior to the end of the term, this Agreement will terminate on the last day of the current period, notwithstanding any auto renewal clause

5. Employee Benefits. Employee is entitled to the following Employee Benefits: An expense account, handled in the company’s ordinary course of business, that covers out of pocket expenses incurred by Employee during the regular performance of Employee’s duties. Employer and Employee acknowledge that company stock may be given in lieu of normal and customary executive benefits.

6. Working Facilities and Expenses. Employer shall maintain work space and equipment suitable for the chief operating officer of a company and adequate for the performance of Employee’s duties.

a.	Employer shall maintain in force and pay all premiums on Directors and Officers liability insurance, which specifically includes Employee.

7. Termination.

(a) This Agreement and the employment relationship of Employee with Employer shall automatically be completely severed and terminated as of the end of any annual term, unless the parties renew the same. The Employer may terminate Employee at any time without cause, provided however, that the Employer shall be required to pay Employees compensation, as specified in article 7.c.) below.

(b) Employer shall have the right to terminate this Agreement and Employee’s employment hereunder for cause upon written notice to Employee. In such event, Employee shall be entitled to accrued compensation to the date of termination only. The term “cause” shall mean Employee must have (i) been willful, gross or persistent in Employee’s inattention to Employee’s duties or

Employee committed acts which constitute willful or gross misconduct and, after written notice of the same has been given to Employee and he has been given an opportunity to cure the same within thirty (30) days after such notice; or (ii) committed fraud against the Employer. If Employee’s employment is terminated for cause, as defined above, and Employee does not consent to such termination, such termination shall be effective, however, Employee shall have the right to a determination by an independent arbitrator appointed by the American Arbitration Association as to whether just cause existed. If just cause is found to be lacking, the Employee shall be limited to monetary damages not to exceed the amount equal to compensation to be paid to the Employee from the termination until the end of the then existing term, plus any compensation due as a result of article 7.c.) below. The prevailing party shall be entitled to recover its fees and costs expended in any such action.

(c) If Employer terminates or does not renew employment agreement without cause, Employee shall be entitled to an additional one (1) year’s stock bonuses, as specified in article 4 for the initial year or as specified in later contract renewals for that specific year.

8. Disability or Death During Employment.

a. Death. If Employee dies during the term of employment, Employer shall pay to Employee’s surviving spouse, or to the Employee’s estate if Employee leaves no surviving spouse, the compensation that otherwise would be payable to Employee through the date of Employee’s death.

b. Disability. If Employee becomes disabled to the extent that Employee can no longer function as the CTO of the Employer, Employer may terminate employment immediately, provided however, that the Employee shall be paid for at least ninety (90) days from the date of the termination. The parties agree that a revised schedule and revised compensation package may be offered if the Employer so determines.

9. Agency. Employee shall have no authority to enter into any contract binding on Employer, or to create any obligations on the part of Employer, except as shall be specifically authorized by Employer.

10. Notice. Any notice required or permitted to be given under this Agreement shall be sufficient if in writing and if sent by certified mail to Employee’s address listed below, unless written notice of a change of address has been provided to the Employer:

Magdy Attia

35 Indian Springs Dr.

Ormond Beach, FL 32174 USA

11. Protection. The Parties agree to the following, which supersedes any other Non-Disclosure agreements in effect prior to the execution of this Agreement:

a. No Conflict. The Parties acknowledge that ABM Engineering, Inc., a corporation wholly owned by Employee, has performed work for Employer and is expected to continue to perform such work, and such relationship shall not be deemed a conflict of interest or require unusual approval procedures in the future.

b. Non-Disclosure. All information learned as a result of employment is agreed to be “confidential information”, proprietary to Employer, if it is marked “Confidential”. “Confidential Information” shall mean and include all of Employer’s proprietary and sensitive information, technical data, trade secrets, products, materials, techniques, procedures, research, product plans, customer lists, markets, developments, inventions, discoveries, processes, ideas, formulas, technology, designs, drawings, marketing and other plans, files, materials, ledgers, documents, business strategies and financial data and information, irrespective of whether said material is marked confidential. “Confidential Information” shall also include all information received or obtained from customers of Employer and third Parties with which Employer does business. Employee covenants and agrees to hold such Confidential Information in strictest confidence. The term “Confidential Information” shall not include any information already in the public domain, or developed by Employee for entities or persons other than Employer and not related to the DCGT technology or legally supplied to Employee by a third party. Employee shall not, during the term of employment and thereafter, disclose any Confidential Information, or any other information regarding Employer’s business or services to any person or entity other than as required for Employer’s benefit, or divulge to any third party except on behalf of Employer, or utilize in any way, or allow any third party to utilize in any way, Confidential Information, except on behalf of Employer. Employee recognizes that all Confidential Information is the property of Employer, whether such rights are secured by trademark, patent or copyright, or not.

c. Anti-Piracy. Employee shall not remove any Confidential Information, or any of Employer’s tangible personal property, or equipment from the premises without the express consent of Employer.

d. Non-Solicitation. Employee agrees that during the term of this Agreement and during Employee’s employment by Employer, and for one (1) year after termination of the Employment for any reason, Neither Party shall hire or participate in the hiring of, directly or indirectly, any person who is employed by the other Party, or solicit or induce any person or entity doing business with the other Party to discontinue its relationship with the other Party or to work with any other person or entity offering similar services, products or materials.

e. Severance Pay: If Employee is terminated without cause, after he has worked for six (6) months, he shall be entitled to Severance Pay at the then applicable rate in an amount equal to the amount due through the end of the employment term, plus the Stock bonus outlined in Section 7 c. Said severance pay shall also be due and payable if Employer creates a situation that substantially alters Employee’s duties from those of a typical CTO in this field, eliminates or diminishes benefits currently available, or makes it impossible for him to perform his job, provided however, that under such circumstances, the Employee has first notified Employer of the specific complaints, and provided Employer with the reasonable opportunity to correct such circumstances.

12. Prohibition Against Assignment. Employee agrees, on behalf of Employee and Employee’s personal representatives, heirs, legatees, distributees, and any other person or persons claiming any benefit by virtue of this Agreement, that this Agreement and the rights, interests, and benefits under it shall not be assigned, transferred, pledged, or hypothecated in any way by Employee or any person claiming under Employee by virtue of this Agreement, and shall not be subject to execution, attachment, or similar process. Any attempt to assign, transfer, pledge, hypothecate, or otherwise dispose of this Agreement or of such rights, interests, and benefits contrary to the foregoing provisions, or the levy or any attachment or similar process thereupon, shall be null, void, and without effect and shall relieve Employer of any and all liability under this Agreement.

13. Miscellaneous. Failure of either party to assert any of its rights under this Agreement shall not constitute a waiver of its rights. The waiver by any party of a breach of any provisions of this Agreement shall not operate or be construed as a waiver of any subsequent breach by any party. This Agreement shall inure to the benefit of, and be binding on, the parties and their successors, heirs, personal representatives, and assigns. This instrument contains the entire agreement of the parties. It may not be changed orally but only by an agreement in writing signed by any party against whom enforcement of any waiver, change, modification, extension, or discharge is sought. If any provisions of this Agreement are declared invalid and unenforceable, the remainder of this Agreement shall continue in full force and effect. This Agreement shall be construed, interpreted, governed, and enforced in and under the laws of the state of Florida except as otherwise provided in this Agreement. Paragraph headings are inserted only for convenience and are not to be construed as part of this Agreement or a limitation of the scope of the particular paragraph to which they refer.

14. Attorneys’ Fees. In the event that either Party hereto commences litigation against the other to enforce such party’s rights hereunder, the prevailing party shall be entitled to recover all costs, expenses and fees, including reasonable attorneys’ fees (including in-house counsel), paralegals’, fees, and legal assistants’ fees through all appeals.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement the day and year first above written.

“Employer”	“Employee”
TURBINE TRUCK ENGINES, INC.	Magdy S. Attia

/s/ Michael H. Rouse	/s/ Magdy S. Attia

617 Biscayne Blvd, Ste 6	1575 Aviation Center Pkwy, Ste 415
Deland, FL 32724	Daytona Beach, FL 32114